EXHIBIT 99.1

Seabridge Gold Increases Estimated Gold/Copper Resource at Iron Cap

Estimated inferred gold resources increase 302% to 20.0 million ounces
Estimated inferred copper resources grow 379% to 8.6 billion pounds
Inferred copper grade jumps 36%, inferred gold grade rises 14%

TORONTO, Feb. 13, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today that an updated independent mineral resource estimate for the Iron Cap deposit has increased its size and grade. Iron Cap is one of four large gold/copper porphyry deposits within Seabridge’s 100%-owned KSM Project located in northwestern British Columbia. The updated resource estimate, dated as at February 9, 2018, incorporates all previous drilling plus 10,383 meters of diamond core drilling completed in 11 holes drilled in 2017. All 11 holes returned wide zones of significant grade.

A comparison of the previous Iron Cap resource estimate to the updated resource estimate is as follows:

Iron Cap Undiluted Mineral Resources at C$16 NSR Cutoff

Date of Estimate	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (million pounds)
September 2016	Indicated	347	0.51	0.23	4.5	14	5,686	1,758	50,174	11
	Inferred	369	0.42	0.22	2.2	21	4,987	1,791	26,121	17
February 2017	Indicated	370	0.43	0.23	4.2	48	5,112	1,874	49,931	39
	Inferred	1,297	0.48	0.30	2.9	34	20,023	8,579	120,970	34

Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Drill spacing in the 2017 program was designed to meet two objectives: expand the known size of the Iron Cap deposit while also meeting the requirements of an inferred resource estimate. Based on the relatively consistent nature of the deposit and extensive drilling at Iron Cap, the Company believes it is reasonable to expect that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

All resource estimates have been constrained by conceptual block cave shapes. The 2016 resource estimates were incorporated into the National Instrument 43-101 Technical Report on KSM announced on September 19, 2016. Drilling results from 2016 and 2017 coupled with selected re-logging of older core holes resulted in an updated geologic model for the entire Iron Cap deposit.  This new interpretation places more emphasis on steeper structurally controlled intrusions as one of the key controls to mineralization.  Grade envelopes were developed for the current block model that constrained the mineralization with these structural controls, resulting in about a 10% decrease in gold grade for Indicated Mineral Resources.  Updated molybdenum grade envelopes and domaining resulted in an increase in the estimated molybdenum grade, although those values contribute very little to the NSR value. Future infill drilling programs will focus on testing the higher grade, intrusive dominated north area with expectations of increasing the overall confidence in the mineralized system and beginning the process of converting Inferred Mineral Resources to Indicated Mineral Resources.

Seabridge Chairman and CEO Rudi Fronk confirmed that “all our objectives at Iron Cap were more than accomplished last year. A larger, richer Iron Cap deposit is expected to take a more prominent place in our mine planning.  We believe Iron Cap has the potential to make a strong contribution to improving project economics thanks to its higher grade and its favorable capital and operating costs due to its location close to planned infrastructure,” Fronk said. “Although we think that a 16 dollar NSR is the right cutoff in the current environment, we are pleased to see that substantial tonnages at much higher grades are also possible if required in the future. Furthermore, we think that the size and grade of this deposit can continue to grow with further drilling.”

Fronk also noted that “these resource additions once again have met our annual corporate objective of increasing gold ownership on a per share basis. We added over 15 million inferred resource ounces of gold in our 2017 program, while losing 600 thousand ounces of indicated resources. In 2017, our shares outstanding increased by 3.36 million shares resulting from new financings to fund our programs, acquisitions of new projects and other share issuances. Enhancing shareholder ownership of gold resources remains a governing principle for our Company and 2017 marks the 18th successive year that we have achieved this self-imposed discipline.”

Gold, copper, silver and molybdenum grades in the resource were estimated by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods.  Independently designed gold, copper, silver, and molybdenum grade envelopes provided the primary constraint in the grade estimation plan.  Those grade envelopes were updated using the new structural/lithologic model that has been developed for the Iron Cap deposit.  A multi-pass inverse distance cubed estimation plan was developed using two steeply oriented search ellipses to select eligible composites for block grade estimation.

The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of the Iron Cap mineral resources consisted primarily of data collected by Seabridge from 75 core drill holes totaling more than 45,000 meters of core drilling completed between 2005 and 2017. RMI reviewed the quality assurance/quality control protocols and results associated with the Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.

Block net smelter return values (“NSR” values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by Tetra Tech from metallurgical test work.  This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US$/C$ currency exchange rate of 0.80, and offsite transportation, smelting, and refining charges.

Iron Cap was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for KSM. Golder used the block model prepared by RMI to establish three separate draw point elevations at an NSR shutoff value of C$16, and the conceptual cave footprints of these three elevations were extruded upward by 500 meters and then clipped against one another. Resources within the extruded shapes were tabulated for each of the three hypothetical draw point elevations using an NSR cutoff value of C$16, consistent with last year’s resource statement in the Technical Report. Evaluation of the economic potential of Iron Cap was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum and a US$/C$ exchange rate of 0.83 together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

The 2017 drill program at Iron Cap confirmed that the grade of the deposit is increasing down dip and to the northwest. As a result, within the C$16 NSR cave shapes there exist large, higher grade zones that could be exploited to drive economics (see attached long section and cross section). In an effort to show the potential of these higher grade zones, the following table compares the undiluted tonnes and grades of the updated Iron Cap resource at various NSR cutoffs:

NSR Cutoff (C$)	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (million pounds)
8	Indicated	428	0.40	0.22	4.0	46	5,506	2,076	55,061	46
	Inferred	1,462	0.44	0.28	2.8	33	20,685	9,024	131,634	33
12	Indicated	413	0.41	0.22	4.0	47	5,445	2,003	53,119	47
	Inferred	1,411	0.45	0.29	2.8	34	20,413	9,018	127,015	34
16	Indicated	370	0.43	0.23	4.2	48	5,112	1,874	49,931	48
	Inferred	1,297	0.48	0.30	2.9	34	20,023	8,579	120,970	34
20	Indicated	298	0.49	0.24	4.4	50	4,688	1,574	42,095	50
	Inferred	1,098	0.52	0.32	3.0	33	18,364	7,747	105,948	33
24	Indicated	227	0.55	0.26	4.5	46	4,007	1,299	32,785	46
	Inferred	875	0.58	0.35	3.0	32	16,318	6,751	84,405	32
28	Indicated	166	0.62	0.27	4.7	35	3,302	986	25,029	35
	Inferred	670	0.65	0.39	3.0	29	13,999	5,758	64,608	29
32	Indicated	118	0.70	0.29	4.6	26	2,666	757	17,519	26
	Inferred	517	0.73	0.42	3.0	27	12,131	4,784	49,851	31

The lines bolded in the table above represent the updated undiluted mineral resource tonnes, grade, and contained metal at C$16 cutoff within the three cave footprints. The tonnes, grade, and contained metal for the other NSR cutoffs are shown to provide a relative sense of the distribution of materials within the conceptual block cave shapes.

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition, all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Random cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company believing it is reasonable to expect that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; (ii) Iron Cap having the potential to make a strong contribution to improving project economics thanks to its higher grade and its favorable capital and operating costs due to its location close to planned infrastructure; (iii) that the size and grade of the Iron Cap deposit as well as confidence in the mineral system can continue to grow with further drilling; (iv) the Seabridge drill samples being reproducible and suitable for estimating mineral resources; (v) lateral and vertical continuity of the mineralized zone providing a geometric configuration that is likely to be amenable to block cave mining methods; and (vi) the estimated amount and grade of mineral resources at KSM’s Iron Cap deposit. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) that costs of mining the Iron Cap deposit will be comparable to mining the Kerr deposit; (iii) the capacities of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices; (v) exchange rates; (vi) metals sales prices; (vii) block net smelter return values; (viii) conceptual cave footprints, draw points and heights; (ix) appropriate discount rates; (x) tax rates and royalty rates applicable to the proposed mining operation; (xi) financing structure and costs; (xii) anticipated mining losses and dilution; (xiii) metallurgical performance; (xiv) reasonable contingency requirements; (xv) success in realizing proposed operations; (xvi) receipt of regulatory approvals on acceptable terms; and (xvii) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net